SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2014

Commission File Number 1565025

AMBEV S.A.
(Exact name of registrant as specified in its charter)

AMBEV S.A.
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

First Quarter 2014 Results May 7, 2014 Page 1

AMBEV REPORTS 2014 FIRST QUARTER RESULTS UNDER IFRS

São Paulo, May 7, 2014 – Ambev S.A. [BOVESPA: ABEV3; NYSE: ABEV] announces today its results for the 2014 first quarter. The following operating and financial information, unless otherwise indicated, is presented in nominal Reais  and prepared according to International Financial Reporting Standards (IFRS), and should be read together with our quarterly financial information for the three-month period ended March 31, 2014 filed with the CVM and submitted to the SEC. For information about 2013 reference base, used for comparison purposes in this document, please refer to page 20.

Operating and Financial Highlights

Top line performance: During the quarter we delivered 16.9% net revenue growth. Volume expanded 6.8% while net revenue per hectoliter (NR/hl) grew 9.4%. This performance was mainly driven by Brazil Beer with a strong 21.1% net revenue growth (volume +10.9%, NR/hl +9.2%) along with solid top line performance in most of our divisions (Brazil CSD & NANC +8.8%, HILA-Ex +9.6%, LAS +21.5%, while Canada -3.1%).

Cost of Goods Sold (COGS): Our COGS increased 12.2% in 1Q14. On a per hectoliter basis, costs increased 5.0%, mainly explained by higher currency, partially offset by lower aluminum, barley, corn and sugar hedges as well as higher dilution of fixed costs and depreciation in Brazil.

Selling, General & Administrative (SG&A) expenses: SG&A expenses (excluding depreciation and amortization) were up 17.2% in the quarter. This was mainly driven by (i) sales and marketing expenses in Brazil, due to continued support to our commercial strategies along with different phasing of investments related to the 2014 FIFA World Cup; (ii) distribution costs, impacted by a higher weight of direct distribution in Brazil; and (iii) the higher accruals for variable compensation. Elsewhere, SG&A expenses were negatively impacted by inflationary pressures in Argentina and the phasing of marketing investments in Canada.

EBITDA, Gross margin and EBITDA margin: Our Normalized EBITDA grew 14.8% in 1Q14, reaching R$ 4,051.0 million. Gross margin expanded by 140 basis points to 66.7% driven by expansion in Brazil (+160bps), HILA-Ex (+90bps) and LAS (+200bps), partially offset by a contraction in Canada (-50bps). Normalized EBITDA margin contracted 90 basis points to 44.8% mainly driven by lower Other operating income (-28.3%), as Brazil reported a one time credit of approximately R$ 120 million in 1Q13.

Operating Cash generation and Profit: Cash generated from our operations in 1Q14 improved 48.8% when compared to the same period last year, totaling R$ 2,620.0 million. Our Normalized Profit was R$ 2,603.4 million in the quarter, positively impacted by our operational performance. Normalized Earnings Per Share (EPS) corresponded to R$ 0.16 in the quarter.

CAPEX, Pay-out and Financial discipline: During the first quarter of 2014 we invested R$ 875.8 million in capital expenditures. As of March 31st, 2014, our net cash position was R$ 4,951.5 million. Such position, however, does not account for the dividends payments of approximately R$ 2 billion announced on March 25th, 2014 and paid as from April 25th, 2014.

This press release segregates the impact of organic changes from those arising from changes in scope or currency translation. Scope changes represent the impact of acquisitions and divestitures, the start up or termination of activities or the transfer of activities between segments, curtailment gains and losses and year over year changes in accounting estimates and other assumptions that management does not consider as part of the underlying performance of the business. Unless stated, percentage changes in this press release are both organic and normalized in nature. Whenever used in this document, the term “normalized” refers to performance measures (EBITDA, EBIT, Profit, EPS) before special items adjustments. Special items are either income or expenses which do not occur regularly as part of the normal activities of the Company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the Company due to their size or nature. Normalized measures are additional measures used by management and should not replace the measures determined in accordance with IFRS as indicators of the Company’s performance. Comparisons, unless otherwise stated, refer to the first quarter of 2013 (1Q13 Reference Base). Values in this release may not add up due to rounding.

First Quarter 2014 Results May 7, 2014 Page 2

Financial highlights - Ambev consolidated	1Q13 Reference Base		% As	%
R$ million		1Q14	Reported	Organic
Total volumes	40,218.0	42,984.4	6.9%	6.8%
Beer	28,784.1	31,204.9	8.4%	8.3%
CSD and NANC	11,433.9	11,779.4	3.0%	3.0%

Net sales	7,832.0	9,045.1	15.5%	16.9%
Gross profit	5,134.2	6,036.8	17.6%	19.3%
Gross margin	65.6%	66.7%	110 bps	140 bps
EBITDA	3,623.1	4,044.4	11.6%	14.6%
EBITDA margin	46.3%	44.7%	-160 bps	-90 bps
Normalized EBITDA	3,624.1	4,051.0	11.8%	14.8%
Normalized EBITDA margin	46.3%	44.8%	-150 bps	-90 bps
Profit - Ambev holders	2,373.2	2,596.8	9.4%
Normalized profit - Ambev holders	2,374.2	2,603.4	9.7%
EPS (R$/shares)	0.15	0.16	9.3%
Normalized EPS	0.15	0.16	9.5%

Note: Earnings per share calculation is based on outstanding shares (total existing shares excluding shares held in treasury).

Management Comments

This first quarter represented a good starting point for 2014, with double digit top line and EBITDA growth, that reached R$ 9,045.1 million and R$ 4,051.0 million, respectively.

In Brazil, beer volumes had a strong performance (+10.9%), benefiting from a sound execution and good weather during summer and Carnival, combined with easy comparables of last year. CSD & NANC volumes grew by 2.1% with another quarter of market share gain in CSD and good performance from NANC. Along with the volume expansion in both beer and CSD & NANC, solid net revenue per hectoliter (+9.7%) led to a 19.1% revenue growth in Brazil.

HILA-Ex delivered another quarter of strong EBITDA growth, as we continue to increase top line and capture margin expansion opportunities mainly in the Dominican Republic. LAS reported double digit EBITDA growth driven by industry volume expansion of both beer and CSD in most of the countries we operate, along with gross and EBITDA margin expansion. On the other hand, Canada results were negatively impacted by poor weather, an impact of Easter sliding to late April in 2014 and phasing of sales & marketing investments, leading to an EBITDA decrease.

Looking at our divisional performance:

•         Brazil. Our Brazilian operations delivered an EBITDA of R$ 2,887.1 million in the 1Q14 (+15.1%), while EBITDA margin contracted 170 bps, reaching 49.0% for this quarter.

o    Brazil Beer net revenue grew 21.1%, with a volume expansion of 10.9% and NR/hl up 9.2%.

▪  Our volume performance was driven by a strong commercial execution supported by the success of our “summer without price increase” campaign, good weather, reduced pressure from food inflation, along with an easier comparable versus last year, including the benefit of a later Carnival holiday in 2014.

▪  Our market share was flat on a sequential basis (67.5%, 60bps down versus 1Q13).

▪  Net revenue per hectoliter increased 9.2% in 1Q14, benefiting from our revenue management initiatives, increased weight of direct distribution and the positive impact from premium volumes that continued to grow double digit year over year.

o    CSD & NANC net revenue grew 8.8%. Volume expanded 2.1%, driven by market share gains in CSD (18.3% in 1Q14, +20bps yoy) and good performance from NANC. Our complete portfolio continued to outpace the industry, led by Guaraná Antarctica, the new Pepsi 1-liter returnable glass bottle and the H2Oh! Limoneto launch. NR/hl was up 6.5% as a result of our revenue management initiatives and positive mix.

First Quarter 2014 Results May 7, 2014 Page 3

o    On the costs side, Brazil COGS/hl grew 4.6% in 1Q14 (Brazil Beer: +4.4%; Brazil CSD&NANC: +4.3%), mainly impacted by higher currency hedges partially offset by lower commodity hedges and higher dilution of fixed costs and depreciation.

o    SG&A (excluding depreciation and amortization) was 18.4% higher than in the first quarter of 2013, given (i) sales and marketing expenses increase, explained by our commitment to keep investing into our commercial priorities but also by a different investment calendar, as we get prepared to fully leverage the market opportunities brought by the 2014 FIFA World Cup; (ii) distribution expenses growth, mainly as we carry over the increase in direct distribution weight; and (iii) administrative expenses impacted by the timing of variable compensation accruals.

•         HILA-Ex. Our HILA-Ex operations reached an EBITDA of R$ 105.5 million and an EBITDA margin of 25.1%, a gain of 60 bps.

o    We had another quarter of strong EBITDA growth and margin improvement in the Dominican Republic, still capturing synergies from the integration, while growing the beer category in the country. HILA-EX NR increased 9.6% in 1Q14 driven by volume (+5.5%) and net revenues per hectoliter (+3.9%) growth.

•         LAS. Our EBITDA for the region totaled R$ 847.7 million (+23.1%). Gross margins increased 200 bps and EBITDA margin expanded 60 bps up to 45.2%.

o    Net revenue for LAS grew 21.5%, with both NR/hl (+16.9%) and volume (+3.9%) growing again. Volume increase was driven particularly by industry expansion of both beer and CSD in most of the countries we operate in the region. In Argentina, top line performance was mainly driven by our latest innovations in both beer and CSD & NANC (e.g., Quilmes Night, H2Oh! Limonetto and Naranchelo).

•         Canada.  Labatt operations EBITDA decreased 16.3% in the quarter, reaching R$ 210.7 million. Gross margin contracted 50 bps, and EBITDA margin contracted 380 bps to 24.4%.

o    Soft industry in the quarter, driven by a combination of poor weather and the impact of Easter sliding to late April in 2014. Reported volume decline of 1.3% in 1Q14 was predominantly driven by industry contraction (approximately 3.0%), partially offset by incremental volumes from the Grupo Modelo brands, which we started distributing on March 1st.

2014 Outlook

Our first quarter results represented an important step towards our goals for 2014. Particularly in Brazil beer, our solid commercial execution coupled with easy comparables of last year led us to a strong 21.1% increase in top line.

Going forward, given the decision of the Federal Government to increase taxes in June and its impact on  prices to consumer as we implement correspondent price adjustments, we expect a headwind for industry volumes. Nonetheless, we maintain our guidance of high single to low double-digits net revenue growth, as we will continue to manage the optimal balance between price/mix and volume in order to keep growing our top line in a profitable way. Our pack price strategy will once again be key, along with our innovations and the expansion of premium volumes.

Regarding the 2014 FIFA World Cup, we have already started the game through our marketing initiatives and our sales team is ready to get in the field. While focused on making the most out of this unique opportunity, we remain committed to keep investing behind our brands for the longer term.

Elsewhere, we will continue to pursue top line and margin expansion opportunities in HILA-Ex. In LAS, while cautious about the Argentinean macroeconomic environment, we remain confident in our ability to continuously deliver solid results in the Region. In Canada, we continue to work on Corona transition into our operations and remain excited about the growth opportunity for 2014 and beyond.

Except for 2014 capex in Brazil, our guidance for the year remains unchanged:

First Quarter 2014 Results May 7, 2014 Page 4

•         We expect Brazil beer industry to resume growth in 2014.

•         We expect net revenue growth in Brazil to grow high single to low double-digits in the full year.

•         We expect our COGS per hectoliter in Brazil to grow mid single-digits in the full year, on constant product mix.

•         We expect our SG&A expenses in Brazil to grow high single to low double-digits in the full year, as we estimate (i) sales and marketing expenses to grow double-digits, in connection with our investments related to the FIFA 2014 World Cup; (ii) distribution costs to grow double-digits, as we continue to increase the weight of direct distribution including the carry-over impact from last year; and (iii) administrative expenses to grow below inflation.

•         We are revising downwards our capex guidance in Brazil as a result of the expected negative volume impact from the recent tax increase announcement. Capex in Brazil is now foreseen to be below last year level of R$ 2.8 billion.

First Quarter 2014 Results May 7, 2014 Page 5

Ambev Consolidated Income Statement

Consolidated income statement	1Q13 Reference Base		Currency Translation	Organic Growth		% As	%
R$ million		Scope			1Q14	Reported	Organic
Net revenue	7,832.0	19.2	(130.6)	1,324.4	9,045.1	15.5%	16.9%
Cost of goods sold (COGS)	(2,697.8)	(8.7)	27.2	(329.1)	(3,008.3)	11.5%	12.2%
Gross profit	5,134.2	10.6	(103.4)	995.4	6,036.8	17.6%	19.3%
Selling, general and administrative (SG&A)	(2,346.6)	(17.1)	5.4	(400.5)	(2,758.9)	17.6%	16.9%
Other operating income	324.1	(1.8)	7.1	(91.2)	238.3	-26.5%	-28.3%
Normalized operating income (normalized EBIT)	3,111.7	(8.4)	(90.9)	503.7	3,516.2	13.0%	16.2%
Special items above EBIT	(1.0)		(0.5)	(5.1)	(6.6)	nm	nm
Net finance results	(237.8)				(368.8)	55.1%
Share of results of associates	1.7				7.9	nm
Income tax expense	(501.4)				(551.9)	10.1%
Profit	2,373.2				2,596.8	9.4%
Attributable to Ambev holders	1,442.3				2,546.6	76.6%
Attributable to non-controlling interests	930.9				50.2	-94.6%
Normalized profit	2,374.2				2,603.4	9.7%
Attributable to Ambev holders	1,443.3				2,553.2	76.9%

Normalized EBITDA	3,624.1	(14.5)	(91.4)	532.9	4,051.0	11.8%	14.8%

First Quarter 2014 Results May 7, 2014 Page 6

Ambev Consolidated Results

The combination of Ambev’s operations in Latin America North (LAN), Latin America South (LAS) and Canada’s business units, eliminating intercompany transactions, comprises our consolidated financial statements. The figures shown below are on an as-reported basis.

First Quarter 2014 Results May 7, 2014 Page 7

Ambev Consolidated

We delivered during the quarter R$ 4,051.0 million of Normalized EBITDA (+14.8%), with net revenues growing 16.9%, COGS rising 12.2% and SG&A (excluding depreciation and amortization) increasing 17.2%.  Gross margin expanded 140 bps to 66.7%, while EBITDA margin contracted 90 bps to 44.8%.

Ambev results	1Q13 Reference Base		Currency Translation	Organic Growth		% As	%
R$ million		Scope			1Q14	Reported	Organic
Volume ('000 hl)	40,218.0	31.3	-	2,735.1	42,984.4	6.9%	6.8%
Net revenue	7,832.0	19.2	(130.6)	1,324.4	9,045.1	15.5%	16.9%
Net revenue/hl	194.7	0.3	(3.0)	18.4	210.4	8.1%	9.4%
COGS	(2,697.8)	(8.7)	27.2	(329.1)	(3,008.3)	11.5%	12.2%
COGS/hl	(67.1)	(0.2)	0.6	(3.4)	(70.0)	4.3%	5.0%
Gross profit	5,134.2	10.6	(103.4)	995.4	6,036.8	17.6%	19.3%
Gross margin	65.6%				66.7%	110 bps	140 bps
SG&A excl. deprec.&amort.	(2,182.7)	(23.3)	3.1	(380.4)	(2,583.3)	18.4%	17.2%
SG&A deprec.&amort.	(163.9)	6.2	2.3	(20.1)	(175.6)	7.1%	12.7%
SG&A total	(2,346.6)	(17.1)	5.4	(400.5)	(2,758.9)	17.6%	16.9%
Other operating income	324.1	(1.8)	7.1	(91.2)	238.3	-26.5%	-28.3%
Normalized EBIT	3,111.7	(8.4)	(90.9)	503.7	3,516.2	13.0%	16.2%
Normalized EBIT margin	39.7%				38.9%	-80 bps	-20 bps
Normalized EBITDA	3,624.1	(14.5)	(91.4)	532.9	4,051.0	11.8%	14.8%
Normalized EBITDA margin	46.3%				44.8%	-150 bps	-90 bps

First Quarter 2014 Results May 7, 2014 Page 8

Latin America North (LAN)

Our LAN region includes Beer Brazil, CSD & NANC Brazil and HILA-Ex operations. LAN EBITDA for the quarter totaled R$ 2,992.6 million (+15.0%), with an EBITDA margin contraction of 150 bps to 47.4%.

LAN results	1Q13 Reference Base		Currency Translation	Organic Growth		% As	%
R$ million		Scope			1Q14	Reported	Organic
Volume ('000 hl)	28,573.5			2,405.6	30,979.1	8.4%	8.4%
Net revenue	5,284.5		48.6	975.4	6,308.5	19.4%	18.5%
Net revenue/hl	184.9		1.6	17.1	203.6	10.1%	9.3%
COGS	(1,824.2)		(24.9)	(238.1)	(2,087.1)	14.4%	13.0%
COGS/hl	(63.8)		(0.8)	(2.7)	(67.4)	5.5%	4.3%
Gross profit	3,460.3		23.7	737.4	4,221.4	22.0%	21.3%
Gross margin	65.5%				66.9%	140 bps	160 bps
SG&A excl. deprec.&amort.	(1,459.0)		(17.0)	(271.7)	(1,747.7)	19.8%	18.6%
SG&A deprec.&amort.	(127.6)		(1.0)	(10.7)	(139.2)	9.1%	8.4%
SG&A total	(1,586.6)		(17.9)	(282.3)	(1,886.9)	18.9%	17.8%
Other operating income	332.4		(0.2)	(78.4)	253.7	-23.7%	-23.6%
Normalized EBIT	2,206.1		5.6	376.6	2,588.2	17.3%	17.1%
Normalized EBIT margin	41.7%				41.0%	-70 bps	-40 bps
Normalized EBITDA	2,592.8		10.5	389.3	2,992.6	15.4%	15.0%
Normalized EBITDA margin	49.1%				47.4%	-170 bps	-150 bps

First Quarter 2014 Results May 7, 2014 Page 9

Ambev Brazil

We delivered R$ 2,887.1 million (+15.1%) of Normalized EBITDA in Brazil, with an EBITDA margin of 49.0%. Net revenue grew 19.1% in the quarter, with positive volumes of 8.6% and a solid NR/hl growth of 9.7%. COGS increased 13.6%, with COGS/hl up 4.6%, while SG&A (excluding depreciation and amortization) expenses increased 18.4% in the quarter.

Ambev Brazil results	1Q13 Reference Base		Currency Translation	Organic Growth		% As	%
R$ million		Scope			1Q14	Reported	Organic
Volume ('000 hl)	27,038.6			2,321.5	29,360.1	8.6%	8.6%
Net revenue	4,945.8			943.1	5,888.9	19.1%	19.1%
Net revenue/hl	182.9			17.7	200.6	9.7%	9.7%
COGS	(1,656.0)			(225.1)	(1,881.1)	13.6%	13.6%
COGS/hl	(61.2)			(2.8)	(64.1)	4.6%	4.6%
Gross profit	3,289.8			717.9	4,007.8	21.8%	21.8%
Gross margin	66.5%				68.1%	160 bps	160 bps
SG&A excl. deprec.&amort.	(1,355.3)			(249.4)	(1,604.8)	18.4%	18.4%
SG&A deprec.&amort.	(115.4)			(15.2)	(130.6)	13.2%	13.2%
SG&A total	(1,470.7)			(264.7)	(1,735.4)	18.0%	18.0%
Other operating income	337.6			(83.4)	254.3	-24.7%	-24.7%
Normalized EBIT	2,156.7			369.9	2,526.7	17.2%	17.2%
Normalized EBIT margin	43.6%				42.9%	-70 bps	-70 bps
Normalized EBITDA	2,508.0			379.1	2,887.1	15.1%	15.1%
Normalized EBITDA margin	50.7%				49.0%	-170 bps	-170 bps

First Quarter 2014 Results May 7, 2014 Page 10

Beer Brazil

In the 1Q14, EBITDA for Beer Brazil was R$ 2,540.0 million (+17.8%) with an EBITDA margin of 50.9% (-140 bps), explained by lower Other operating income driven by a R$ 96 million one time credit reported in 1Q13.

Beer Brazil net revenue grew 21.1% in the quarter, with a volume growth of 10.9% and NR/hl up by 9.2%. Our volume performance was mainly driven by a solid commercial execution, good weather, reduced pressure from food inflation, along with an easier comparable versus last year. The solid NR/hl performance benefited from our revenue management strategy, increased weight of direct distribution as well as greater weight of premium volumes.

COGS/hl increased 4.4% in the quarter, mainly impacted by higher currency hedges partially offset by lower commodity hedges and higher dilution of fixed costs and depreciation. SG&A (excluding depreciation and amortization) expenses were 18.7% higher than 1Q13, driven by higher sales and marketing expenses, as we get prepared for the 2014 FIFA World Cup, increased weight of our direct distribution and the timing of variable compensation accruals.

Beer Brazil results	1Q13 Reference Base		Currency Translation	Organic Growth		% As	%
R$ million		Scope			1Q14	Reported	Organic
Volume ('000 hl)	19,817.2			2,167.0	21,984.1	10.9%	10.9%
Net revenue	4,123.1			870.5	4,993.6	21.1%	21.1%
Net revenue/hl	208.1			19.1	227.1	9.2%	9.2%
COGS	(1,258.4)			(199.0)	(1,457.4)	15.8%	15.8%
COGS/hl	(63.5)			(2.8)	(66.3)	4.4%	4.4%
Gross profit	2,864.8			671.5	3,536.3	23.4%	23.4%
Gross margin	69.5%				70.8%	130 bps	130 bps
SG&A excl. deprec.&amort.	(1,194.7)			(223.5)	(1,418.1)	18.7%	18.7%
SG&A deprec.&amort.	(86.1)			(6.6)	(92.7)	7.6%	7.6%
SG&A total	(1,280.7)			(230.0)	(1,510.8)	18.0%	18.0%
Other operating income	283.1			(59.7)	223.4	-21.1%	-21.1%
Normalized EBIT	1,867.1			381.7	2,248.8	20.4%	20.4%
Normalized EBIT margin	45.3%				45.0%	-30 bps	-30 bps
Normalized EBITDA	2,156.7			383.3	2,540.0	17.8%	17.8%
Normalized EBITDA margin	52.3%				50.9%	-140 bps	-140 bps

First Quarter 2014 Results May 7, 2014 Page 11

CSD & NANC Brazil

In Brazil CSD & NANC, EBITDA was R$ 347.1 million (-1.2%) in the quarter, with a contraction of 390 bps in EBITDA margin to 38.8%.

Net revenue increased 8.8% in the quarter, as volumes grew 2.1%, driven by market share gains in CSD (18.3%, 20bps up year over year) and solid growth from NANC, while our NR/hl increased a solid 6.5%. This was another quarter of strong performance of our portfolio driven by marketing initiatives, our returnable bottles strategy, with Guaraná Antarctica and the new Pepsi 1-liter returnable glass bottle, and successful innovations, such as the H2Oh! Limoneto launch.

COGS/hl increased 4.3% in the quarter as currency hedges continued to negatively impact our costs, partially offset by commodities hedges. As for SG&A (excluding depreciation and amortization), phasing of marketing investments, partly related to our initiatives planned for the 2014 FIFA World Cup, and the increased weight of direct distribution explain most of the year over year growth in the quarter (+16.2%). Other operating income was negatively impacted by a R$ 24 million one time credit reported in 1Q13.

CSD&Nanc Brazil results	1Q13 Reference Base		Currency Translation	Organic Growth		% As	%
R$ million		Scope			1Q14	Reported	Organic
Volume ('000 hl)	7,221.4			154.5	7,375.9	2.1%	2.1%
Net revenue	822.7			72.6	895.3	8.8%	8.8%
Net revenue/hl	113.9			7.5	121.4	6.5%	6.5%
COGS	(397.6)			(26.1)	(423.8)	6.6%	6.6%
COGS/hl	(55.1)			(2.4)	(57.5)	4.3%	4.3%
Gross profit	425.0			46.5	471.5	10.9%	10.9%
Gross margin	51.7%				52.7%	100 bps	100 bps
SG&A excl. deprec.&amort.	(160.7)			(26.0)	(186.6)	16.2%	16.2%
SG&A deprec.&amort.	(29.3)			(8.6)	(37.9)	29.5%	29.5%
SG&A total	(190.0)			(34.6)	(224.6)	18.2%	18.2%
Other operating income	54.6			(23.7)	30.9	-43.4%	-43.4%
Normalized EBIT	289.6			(11.8)	277.8	-4.1%	-4.1%
Normalized EBIT margin	35.2%				31.0%	-420 bps	-420 bps
Normalized EBITDA	351.4			(4.3)	347.1	-1.2%	-1.2%
Normalized EBITDA margin	42.7%				38.8%	-390 bps	-390 bps

First Quarter 2014 Results May 7, 2014 Page 12

HILA-Ex

HILA-Ex delivered an EBITDA of R$ 105.5 million (+12.1%) and EBITDA margin of 25.1%.

Net revenue was up 9.6% with a good balance between NR/hl (+3.9%) and volume growth (+5.5%), mainly benefited from the expansion of the beer category in Dominican Republic as well as CSD volume expansion. As we head towards the second anniversary of the strategic alliance with Cervecería Nacional Dominicana, we continue to capture top line and margin opportunities in the country. COGS/hl grew only 2.1% and SG&A (excluding depreciation and amortization) was up 21.5% in the region.

HILA-Ex results	1Q13 Reference Base		Currency Translation	Organic Growth		% As	%
R$ million		Scope			1Q14	Reported	Organic
Volume total ('000 hl)	1,534.9			84.1	1,619.0	5.5%	5.5%
Beer volume ('000 hl)	1,257.3			7.2	1,264.5	0.6%	0.6%
CSD volume ('000 hl)	277.6			76.9	354.5	27.7%	27.7%
Net revenue	338.7		48.6	32.3	419.6	23.9%	9.6%
Net revenue/hl	220.7		30.0	8.5	259.2	17.5%	3.9%
COGS	(168.2)		(24.9)	(12.9)	(206.0)	22.5%	7.7%
COGS/hl	(109.6)		(15.4)	(2.3)	(127.3)	16.1%	2.1%
Gross profit	170.5		23.7	19.4	213.6	25.3%	11.4%
Gross margin	50.3%				50.9%	60 bps	90 bps
SG&A excl. deprec.&amort.	(103.7)		(17.0)	(22.3)	(142.9)	37.8%	21.5%
SG&A deprec.&amort.	(12.2)		(1.0)	4.6	(8.6)	-29.7%	-37.5%
SG&A total	(115.9)		(17.9)	(17.7)	(151.5)	30.7%	15.3%
Other operating income/expenses	(5.3)		(0.2)	4.9	(0.5)	-90.2%	-93.8%
Normalized EBIT	49.3		5.6	6.7	61.6	24.8%	13.5%
Normalized EBIT margin	14.6%				14.7%	10 bps	50 bps
Normalized EBITDA	84.8		10.5	10.2	105.5	24.4%	12.1%
Normalized EBITDA margin	25.0%				25.1%	10 bps	60 bps

First Quarter 2014 Results May 7, 2014 Page 13

Latin America South (LAS)

LAS EBITDA increased 23.1% in 1Q14, reaching R$ 847.7 million, with an EBITDA margin of 45.2% (+60 bps).

During the quarter, we continued to improve our top line (NR +21.5%), with volumes up 3.9% and NR/hl growing 16.9% (LAS Beer: +18.8%; LAS CSD & NANC: +10.8%).

COGS/hl grew 10.5% impacted by currency hedges and labor-related costs and partially offset by commodities tailwind. SG&A (excluding depreciation and amortization) expenses increased 23.4% in 1Q14 mainly impacted by inflationary pressures in Argentina.

LAS results	1Q13 Reference Base		Currency Translation	Organic Growth		% As	%
R$ million		Scope			1Q14	Reported	Organic
Volume ('000 hl)	9,825.5			384.9	10,210.4	3.9%	3.9%
Net revenue	1,745.3		(245.6)	374.4	1,874.1	7.4%	21.5%
Net revenue/hl	177.6		(24.1)	30.0	183.5	3.3%	16.9%
COGS	(636.0)		72.1	(94.2)	(658.0)	3.5%	14.8%
COGS/hl	(64.7)		7.1	(6.8)	(64.4)	-0.4%	10.5%
Gross profit	1,109.3		(173.5)	280.2	1,216.0	9.6%	25.3%
Gross margin	63.6%				64.9%	130 bps	200 bps
SG&A excl. deprec.&amort.	(383.6)		51.7	(90.0)	(421.9)	10.0%	23.4%
SG&A deprec.&amort.	(24.7)		4.0	(7.6)	(28.4)	14.8%	30.8%
SG&A total	(408.3)		55.6	(97.6)	(450.3)	10.3%	23.9%
Other operating income/expenses	(8.6)		7.3	(12.6)	(13.9)	61.8%	146.1%
Normalized EBIT	692.4		(110.6)	170.1	751.8	8.6%	24.6%
Normalized EBIT margin	39.7%				40.1%	40 bps	100 bps
Normalized EBITDA	784.9		(118.7)	181.5	847.7	8.0%	23.1%
Normalized EBITDA margin	45.0%				45.2%	20 bps	60 bps

First Quarter 2014 Results May 7, 2014 Page 14

Lass Beer

LAS Beer delivered R$ 753.5 million (+19.9%) of EBITDA, with an EBITDA margin of 53.3% (200 bps contraction).

Beer volumes were up by 4.6% in the quarter, primarily as a result of further industry expansion in most of the countries in the region, with a strong performance from our innovations. Our revenue management strategy in the region continued to be effectively executed, leading to an 18.8% improvement in our net revenue per hectoliter.

COGS/hl growth of 20.8% is mostly explained by higher package costs, as well as labor-related costs, partially compensated by raw materials tailwind and a higher fixed costs dilution. SG&A (excluding depreciation and amortization) expenses increased 26.8%, essentially due to higher distribution expenses in Argentina.

LAS Beer	1Q13 Reference Base		Currency Translation	Organic Growth		% As	%
R$ million		Scope			1Q14	Reported	Organic
Volume ('000 hl)	5,890.7			270.7	6,161.4	4.6%	4.6%
Net revenue	1,262.4		(156.5)	306.9	1,412.8	11.9%	24.3%
Net revenue/hl	214.3		(25.4)	40.4	229.3	7.0%	18.8%
COGS	(351.9)		30.6	(92.8)	(414.1)	17.7%	26.4%
COGS/hl	(59.7)		5.0	(12.4)	(67.2)	12.5%	20.8%
Gross profit	910.5		(125.9)	214.1	998.6	9.7%	23.5%
Gross margin	72.1%				70.7%	-140 bps	-40 bps
SG&A excl. deprec.&amort.	(254.4)		29.6	(68.1)	(293.0)	15.2%	26.8%
SG&A deprec.&amort.	(13.4)		3.7	(9.8)	(19.5)	45.5%	73.1%
SG&A total	(267.8)		33.3	(77.9)	(312.5)	16.7%	29.1%
Other operating income/expenses	(6.8)		6.5	(10.0)	(10.3)	52.3%	147.6%
Normalized EBIT	635.9		(86.2)	126.2	675.8	6.3%	19.8%
Normalized EBIT margin	50.4%				47.8%	-260 bps	-180 bps
Normalized EBITDA	706.7		(93.8)	140.6	753.5	6.6%	19.9%
Normalized EBITDA margin	56.0%				53.3%	-270 bps	-200 bps

First Quarter 2014 Results May 7, 2014 Page 15

Lass CSD & NANC

LAS CSD & NANC EBITDA totaled R$ 94.2 million in the quarter (+52.2%), with EBITDA margin expanding 540 bps.

CSD & NANC grew volumes in almost all countries in the region, mostly benefiting from market share expansion in Argentina, resulting in a 2.9% total increase. Besides, net revenue per hectoliter increase of 10.8% enabled us to deliver 14.0% top line growth in the quarter. Innovation continued to be key to our commercial strategy in Argentina, with H2Oh! Limonetto and Naranchelo flavors delivering a superior performance.

Nevertheless, COGS/hl decreased by 2.3% in the quarter primarily as a result of commodities tailwind, partially offset by higher labor costs and currency hedges. SG&A (excluding depreciation and amortization) growth of 16.9% is essentially explained by the impact of general inflation on distribution expenses.

LAS CSD&Nanc	1Q13 Reference Base		Currency Translation	Organic Growth		% As	%
R$ million		Scope			1Q14	Reported	Organic
Volume ('000 hl)	3,934.8			114.2	4,049.0	2.9%	2.9%
Net revenue	482.9		(89.1)	67.5	461.3	-4.5%	14.0%
Net revenue/hl	122.7		(22.0)	13.2	113.9	-7.2%	10.8%
COGS	(284.0)		41.5	(1.4)	(243.9)	-14.1%	0.5%
COGS/hl	(72.2)		10.3	1.7	(60.2)	-16.6%	-2.3%
Gross profit	198.8		(47.5)	66.1	217.4	9.4%	33.3%
Gross margin	41.2%				47.1%	590 bps	690 bps
SG&A excl. deprec.&amort.	(129.2)		22.1	(21.8)	(128.9)	-0.2%	16.9%
SG&A deprec.&amort.	(11.3)		0.3	2.2	(8.8)	-21.6%	-19.4%
SG&A total	(140.5)		22.3	(19.6)	(137.8)	-1.9%	14.0%
Other operating income/expenses	(1.8)		0.8	(2.6)	(3.6)	97.0%	140.9%
Normalized EBIT	56.5		(24.4)	43.9	76.0	34.5%	77.7%
Normalized EBIT margin	11.7%				16.5%	480 bps	650 bps
Normalized EBITDA	78.3		(24.9)	40.8	94.2	20.4%	52.2%
Normalized EBITDA margin	16.2%				20.4%	420 bps	540 bps

First Quarter 2014 Results May 7, 2014 Page 16

Canada

In Canada, we delivered R$ 210.7 million (-16.3%) of EBITDA for the quarter, and EBITDA margin contracted 380 bps to 24.4%.

The Canadian beer industry was negatively affected by poor weather and the impact of Easter sliding to late April in 2014. Reported volumes declined 1.3% mainly driven by industry contraction (approximately 3.0%), partially offset by incremental volumes from the Grupo Modelo brands, which we started distributing on March 1st.

COGS/hl increased by 1.8% while  SG&A (excluding depreciation and amortization) expenses rose 5.2% mainly driven by phasing of sales and marketing expenses.

The scope change in Canada refers to the addition of the Modelo brands commencing on March 1st as well as a change in accounting methodology for our joint venture distribution companies from Proportionate Consolidation to Equity Accounting.

Canada results	1Q13 Reference Base		Currency Translation	Organic Growth		% As	%
R$ million		Scope			1Q14	Reported	Organic
Volume ('000 hl)	1,819.0	31.3	-	(55.4)	1,794.9	-1.3%	-3.0%
Net revenue	802.2	19.2	66.4	(25.4)	862.5	7.5%	-3.1%
Net revenue/hl	441.0	2.9	37.0	(0.4)	480.5	9.0%	-0.1%
COGS	(237.6)	(8.7)	(20.0)	3.2	(263.1)	10.7%	-1.3%
COGS/hl	(130.6)	(2.5)	(11.2)	(2.3)	(146.6)	12.2%	1.8%
Gross profit	564.6	10.6	46.4	(22.2)	599.4	6.2%	-3.9%
Gross margin	70.4%	0.0%	0.0%	0.0%	69.5%	-90 bps	-50 bps
SG&A excl. deprec.&amort.	(340.0)	(23.3)	(31.6)	(18.8)	(413.7)	21.7%	5.2%
SG&A deprec.&amort.	(11.7)	6.2	(0.7)	(1.8)	(8.0)	-31.1%	32.7%
SG&A total	(351.7)	(17.1)	(32.3)	(20.6)	(421.7)	19.9%	5.6%
Other operating income/expenses	0.3	(1.8)	0.0	(0.2)	(1.5)	-546.1%	10.9%
Normalized EBIT	213.3	(8.4)	14.1	(42.9)	176.1	-17.4%	-21.0%
Normalized EBIT margin	26.6%	0.0%	0.0%	0.0%	20.4%	-620 bps	-460 bps
Normalized EBITDA	246.3	(14.5)	16.8	(37.9)	210.7	-14.5%	-16.3%
Normalized EBITDA margin	30.7%	0.0%	0.0%	0.0%	24.4%	-630 bps	-380 bps

First Quarter 2014 Results May 7, 2014 Page 17

Other operating income / (expense)

Other operating income declined R$ 85.8 million, totaling R$ 238.3 million in 1Q14, driven by a R$ 120 million one-time credit in government grants in Brazil last year.

Other operating income/(expenses)	1Q13 Reference Base	1Q14

R$ million

Government grants/NPV of long term fiscal incentives	324.9	292.4
(Additions to)/reversals of provisions	(0.0)	(5.9)
Net gain on disposal of property, plant and equipment and intangible assets	(4.6)	(7.8)
Net other operating income	3.8	(40.4)

	324.1	238.3

Special items

During the first quarter we recorded an expense of R$ 6.6 million in special items (as compared to R$ 1.0 million in 1Q13) in connection with restructuring costs.

Special items	1Q13 Reference Base	1Q14

R$ million

Restructuring	(1.0)	(6.6)
Acquisition of subsidiaries
Other special items

	(1.0)	(6.6)

First Quarter 2014 Results May 7, 2014 Page 18

Net finance results

Net finance results corresponded to an expense of R$ 368.8 million during the first quarter versus an expense of R$ 237.8 million last year. In addition to higher non-cash accretion expense associated with the put related to our investment in CND, which was approximately R$ 80 million in 1Q14, these higher expenses were mainly driven by losses on derivative instruments.

Net finance results	1Q13 Reference Base	1Q14
R$ million

Interest income	80.8	106.1
Interest expenses	(118.2)	(137.8)
Gains/(losses) on derivative instruments	(36.8)	(173.7)
Gains/(losses) on non-derivative instruments	(38.8)	(82.5)
Taxes on financial transactions	(27.4)	(18.4)
Other financial income/(expenses), net	(97.3)	(62.5)

Net finance results	(237.8)	(368.8)

As of March 31, 2014 we held a net cash position of R$ 4,951.5 million (down from R$ 8,921.0 million as of December 31, 2013).  Consolidated debt corresponded to R$ 2,754.3 million (a decrease of R$ 151.5 million since December 2013) whereas cash and cash equivalents totaled R$ 7,296.2 million, down from R$ 11,538.2 million at the end of 2013.

	December 2013			March 2014
Debt Breakdown	Current	Non-current	Total	Current	Non-current	Total

Local Currency	574.9	1,361.8	1,936.7	541.9	1,387.8	1,929.8
Foreign Currency	465.7	503.5	969.1	380.4	444.2	824.6
Consolidated Debt	1,040.6	1,865.2	2,905.8	922.3	1,832.1	2,754.3

Cash and Cash Equivalents			11,538.2			7,296.2
Current Investment Securities			288.6			410.2
Bank overdrafts			1,040.6			(922.3)

Net Debt/ (Cash)			(9,961.6)			(4,029.8)

First Quarter 2014 Results May 7, 2014 Page 19

Provision for income tax & social contribution

The weighted nominal tax rate for the quarter was 32.8%, compared to 32.6% of 1Q13. Our effective tax rate was 17.5%, impacted mostly by the interest on capital during the quarter.

The table below shows the reconciliation for income tax and social contribution provision.

	1Q13 Reference Base	1Q14
Income tax and social contribution
R$ million

Profit before tax	2,874.7	3,148.7

Adjustment on taxable basis
Non-taxable net financial and other income	(99.9)	5.7
Goverment grants (VAT)	(156.5)	(215.6)
Share of results of associates	(1.7)	(7.9)
Expenses not deductible for tax purposes	20.0	49.0
	2,636.6	2,979.8
Aggregated weighted nominal tax rate	32.6%	32.8%
Taxes – nominal rate	(859.4)	(978.3)

Adjustment on tax expense
Tax benefit - interest on shareholders' equity	124.6	340.0
Tax benefit - amortization on tax books	62.6	51.5
Other tax adjustments	170.7	35.0
Income tax and social contribution expense	(501.4)	(551.9)
Effective tax rate	17.4%	17.5%

Shareholding structure

The table below summarizes Ambev S.A.’s shareholding structure as of March 31, 2014.

Ambev shareholding structure
	ON	%Outs
Anheuser-Busch InBev	9,694,105,030	61.9%
FAHZ	1,505,277,705	9.6%
Market	4,466,564,311	28.5%
Outstanding	15,665,947,046	100.0%
Treasury	222,836
TOTAL	15,666,169,882
Free float BM&FBovespa	3,091,234,105	19.7%
Free float NYSE	1,375,330,206	8.8%

First Quarter 2014 Results May 7, 2014 Page 20

Reconciliation between normalized EBITDA & profit

Both Normalized EBITDA and EBIT are measures used by Ambev’s management to measure the Company’s performance.

Normalized EBITDA is calculated excluding from Profit the following effects: (i) Non-controlling interest, (ii) Income Tax expense, (iii) Share of results of associates, (iv) Net finance results, (v) Special items, and (vi) Depreciation & Amortization.

Normalized EBITDA and EBIT are not accounting measures under accounting practices in Brazil, IFRS or the United States of America (US GAAP) and should not be considered as an alternative to Profit as a measure of operational performance or an alternative to Cash Flow as a measure of liquidity.  Normalized EBITDA and EBIT do not have a standard calculation method and Ambev’s definition of Normalized EBITDA and EBIT may not be comparable to that of other companies.

Reconciliation - Profit to EBITDA	1Q13 Reference Base	1Q14
Profit - Ambev holders	1,442.3	2,546.6
Non-controlling interest	930.9	50.2
Income tax expense	501.4	551.9
Profit before taxes	2,874.7	3,148.7
Share of results of associates	(1.7)	(7.9)
Net finance results	237.8	368.8
Special items	1.0	6.6
Normalized EBIT	3,111.7	3,516.2
Depreciation & amortization - total	512.3	534.8
Normalized EBITDA	3,624.1	4,051.0

2013 Reference Base

In view of the stock swap merger involving Companhia de Bebidas das Américas – Ambev and Ambev S.A., which was approved by shareholders on July 30, 2013, the 2013 Reference Base figures reflect the predecessor cost accounting method applied to 2013 figures previously reported for comparability purposes, since the stock swap merger involved entities under common control.

In addition, as from January 1, 2014 our HILA-Ex region also includes the operations of Bucanero. To that effect, we have in this release restated figures for 2013, once the predecessor cost accounting method was also applied to this transaction that involved entities under common control.

First Quarter 2014 Results May 7, 2014 Page 21

Q1 2014 Earnings Conference Call

Speakers:	João Castro Neves Chief Executive Officer
Nelson Jamel Chief Financial and Investor Relations Officer

Language:	English

Date:	May 7, 2014 (Wednesday)

Time:	12:00 (Brasília time) 11:00 (EST)

Phone number:	US participants	+ 1(877) 317-6776
	International participants	+ 1(412) 317-6776

Code:	Ambev

Please call 15 minutes prior to the beginning of the conference call.

Webcast: The conference call will also be transmitted live through the Internet, available on Ambev’s website: http://webcast.mzvaluemonitor.com/Cover.aspx?PlatformId=2292

Playback: The conference call replay through internet will be available one hour after conclusion at Ambev’s website at the same link above. For Playback through telephone: Participants calling from USA: +1(877) 344-7529 / Participants calling from other countries: +1(412) 317-0088 / Code: 10044148# (pound key) - enter "1" to start the playback.

For additional information, please contact the Investor Relations team:

Marino Lima (+55 11) 2122-1415 marino.lima@ambev.com.br	Fernando Robbi (+55 11) 2122-1414 fernando.robbi@ambev.com.br

www.ambev-ir.com

Statements contained in this press release may contain information that is forward-looking and reflects management’s current view and estimates of future economic circumstances, industry conditions, company performance, and finance results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

.

First Quarter 2014 Results May 7, 2014 Page 22

Ambev - Segment financial information
Organic results
	Ambev Brazil
	Beer Brazil			CSD & NANC Brazil			Total Ambev Brazil
	1Q13 Reference Base	1Q14%		1Q13 Reference Base	1Q14%		1Q13 Reference Base	1Q14%
Volumes (000 hl)	19,817	21,984	10.9%	7,221	7,376	2.1%	27,039	29,360	8.6%

R$ million
Net sales	4,123.1	4,993.6	21.1%	822.7	895.3	8.8%	4,945.8	5,888.9	19.1%
% of total	52.6%	55.2%		10.5%	9.9%		63.1%	65.1%
COGS	(1,258.4)	(1,457.4)	15.8%	(397.6)	(423.8)	6.6%	(1,656.0)	(1,881.1)	13.6%
% of total	46.6%	48.4%		14.7%	14.1%		61.4%	62.5%
Gross profit	2,864.8	3,536.3	23.4%	425.0	471.5	10.9%	3,289.8	4,007.8	21.8%
% of total	55.8%	58.6%		8.3%	7.8%		64.1%	66.4%
SG&A	(1,280.7)	(1,510.8)	18.0%	(190.0)	(224.6)	18.2%	(1,470.7)	(1,735.4)	18.0%
% of total	54.6%	54.8%		8.1%	8.1%		62.7%	62.9%
Other operating income/(expenses)	283.1	223.4	-21.1%	54.6	30.9	-43.4%	337.6	254.3	-24.7%
% of total	87.3%	93.7%		16.8%	13.0%		104.2%	106.7%
Normalized EBIT	1,867.1	2,248.8	20.4%	289.6	277.8	-4.1%	2,156.7	2,526.7	17.2%
% of total	60.0%	64.0%		9.3%	7.9%		69.3%	71.9%
Normalized EBITDA	2,156.7	2,540.0	17.8%	351.4	347.1	-1.2%	2,508.0	2,887.1	15.1%
% of total	59.5%	62.7%		9.7%	8.6%		69.2%	71.3%

% of net sales
Net sales	100.0%	100.0%		100.0%	100.0%		100.0%	100.0%
COGS	-30.5%	-29.2%		-48.3%	-47.3%		-33.5%	-31.9%
Gross profit	69.5%	70.8%		51.7%	52.7%		66.5%	68.1%
SG&A	-31.1%	-30.3%		-23.1%	-25.1%		-29.7%	-29.5%
Other operating income/(expenses)	6.9%	4.5%		6.6%	3.5%		6.8%	4.3%
Normalized EBIT	45.3%	45.0%		35.2%	31.0%		43.6%	42.9%
Normalized EBITDA	52.3%	50.9%		42.7%	38.8%		50.7%	49.0%

Per hectoliter - (R$/hl)
Net sales	208.1	227.1	9.2%	113.9	121.4	6.5%	182.9	200.6	9.7%
COGS	(63.5)	(66.3)	4.4%	(55.1)	(57.5)	4.3%	(61.2)	(64.1)	4.6%
Gross profit	144.6	160.9	11.3%	58.9	63.9	8.6%	121.7	136.5	12.2%
SG&A	(64.6)	(68.7)	6.3%	(26.3)	(30.4)	15.7%	(54.4)	(59.1)	8.7%
Other operating income/(expenses)	14.3	10.2	-28.9%	7.6	4.2	-44.5%	12.5	8.7	-30.6%
Normalized EBIT	94.2	102.3	8.6%	40.1	37.7	-6.1%	79.8	86.1	7.9%
Normalized EBITDA	108.8	115.5	6.2%	48.7	47.1	-3.3%	92.8	98.3	6.0%

Ambev - Segment financial information
Organic results
	Hila Operations						Canada			Ambev
	LAS			Hila-ex			Operations			Consolidated
	1Q13 Reference Base	1Q14%		1Q13 Reference Base	1Q14%		1Q13 Reference Base	1Q14%		1Q13 Reference Base	1Q14%
Volumes (000 hl)	9,826	10,210	3.9%	1,535	1,619	5.5%	1,819	1,795	-3.0%	40,218	42,984	6.8%

R$ million
Net sales	1,745.3	1,874.1	21.5%	338.7	419.6	9.6%	802.2	862.5	-3.1%	7,832.0	9,045.1	16.9%
% of total	22.3%	20.7%		4.3%	4.6%		10.2%	9.5%		100.0%	100.0%
COGS	(636.0)	(658.0)	14.8%	(168.2)	(206.0)	7.7%	(237.6)	(263.1)	-1.3%	(2,697.8)	(3,008.3)	12.2%
% of total	23.6%	21.9%		6.2%	6.8%		8.8%	8.7%		100.0%	100.0%
Gross profit	1,109.3	1,216.0	25.3%	170.5	213.6	11.4%	564.6	599.4	-3.9%	5,134.2	6,036.8	19.3%
% of total	21.6%	20.1%		3.3%	3.5%		11.0%	9.9%		100.0%	100.0%
SG&A	(408.3)	(450.3)	23.9%	(115.9)	(151.5)	15.3%	(351.7)	(421.7)	5.6%	(2,346.6)	(2,758.9)	16.9%
% of total	17.4%	16.3%		4.9%	5.5%		15.0%	15.3%		100.0%	100.0%
Other operating income/(expenses)	(8.6)	(13.9)	146.1%	(5.3)	(0.5)	-93.8%	0.3	(1.5)	10.9%	324.1	238.3	-28.3%
% of total	-2.7%	-5.8%		-1.6%	-0.2%		0.1%	-0.6%		100.0%	100.0%
Normalized EBIT	692.4	751.8	24.6%	49.3	61.6	13.5%	213.3	176.1	-21.0%	3,111.7	3,516.2	16.2%
% of total	22.3%	21.4%		1.6%	1.8%		6.9%	5.0%		100.0%	100.0%
Normalized EBITDA	784.9	847.7	23.1%	84.8	105.5	12.1%	246.3	210.7	-16.3%	3,624.1	4,051.0	14.8%
% of total	21.7%	20.9%		2.3%	2.6%		6.8%	5.2%		100.0%	100.0%

% of net sales
Net sales	100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%
COGS	-36.4%	-35.1%		-49.7%	-49.1%		-29.6%	-30.5%		-34.4%	-33.3%
Gross profit	63.6%	64.9%		50.3%	50.9%		70.4%	69.5%		65.6%	66.7%
SG&A	-23.4%	-24.0%		-34.2%	-36.1%		-43.8%	-48.9%		-30.0%	-30.5%
Other operating income/(expenses)	-0.5%	-0.7%		-1.6%	-0.1%		0.0%	-0.2%		4.1%	2.6%
Normalized EBIT	39.7%	40.1%		14.6%	14.7%		26.6%	20.4%		39.7%	38.9%
Normalized EBITDA	45.0%	45.2%		25.0%	25.1%		30.7%	24.4%		46.3%	44.8%

Per hectoliter - (R$/hl)
Net sales	177.6	183.5	16.9%	220.7	259.2	3.9%	441.0	480.5	-0.1%	194.7	210.4	9.4%
COGS	(64.7)	(64.4)	10.5%	(109.6)	(127.3)	2.1%	(130.6)	(146.6)	1.8%	(67.1)	(70.0)	5.0%
Gross profit	112.9	119.1	20.5%	111.1	131.9	5.6%	310.4	333.9	-0.9%	127.7	140.4	11.8%
SG&A	(41.6)	(44.1)	19.2%	(75.5)	(93.6)	9.3%	(193.3)	(235.0)	11.0%	(58.3)	(64.2)	9.6%
Other operating income/(expenses)	(0.9)	(1.4)	136.9%	(3.4)	(0.3)	-94.1%	0.2	(0.9)	-59.1%	8.1	5.5	-32.6%
Normalized EBIT	70.5	73.6	19.9%	32.1	38.0	7.6%	117.3	98.1	-20.5%	77.4	81.8	8.8%
Normalized EBITDA	79.9	83.0	18.5%	55.2	65.1	6.2%	135.4	117.4	-17.4%	90.1	94.2	7.4%

.

First Quarter 2014 Results May 7, 2014 Page 23

CONSOLIDATED BALANCE SHEET	March 2014	December 2013
R$ million
Assets
Current assets
Cash and cash equivalents	7,296.2	11,538.2
Investment securities (CURRENT)	410.2	288.6
Trade and other receivables (current)	5,005.3	5,490.2
Inventories	3,062.3	2,835.7
Income tax receivable	578.3	656.4
Assets held for sale	-	-
	16,352.3	20,809.1
Non-current assets
Investment securities	72.8	63.8
Trade and other receivables	2,178.9	2,260.2
Deferred tax assets	1,478.6	1,647.8
Income tax receivable (non-current)	10.9	11.1
Employee benefits	15.3	23.4
Investments in associates	52.3	26.5
Property, plant and equipment	13,592.4	14,005.6
Intangible assets	3,188.7	3,214.0
Goodwill	26,354.8	27,023.7
	46,944.7	48,276.1

Total assets	63,297.0	69,085.2

Equity and liabilities
Current liabilities
Trade and other payables	13,882.0	15,270.0
Interest-bearing loans and borrowings (current)	922.3	1,040.6
Bank overdrafts	0.5	-
Income tax and social contribution payable	1,221.3	897.1
Provisions	144.3	145.0
	16,170.4	17,352.7
Non-current liabilities
Trade and other payables (NON CURRENT)	1,701.1	1,556.9
Interest-bearing loans and borrowings	1,832.1	1,865.2
Deferred tax liabilities	1,712.9	2,095.7
Provisions (non-CURRENT)	433.8	431.7
Employee benefits (non CURRENT)	1,341.2	1,558.3
	7,021.1	7,507.8

Total liabilities	23,191.5	24,860.5

Equity
Issued capital	57,026.7	57,000.8
Reserves	57,239.5	61,220.3
Comprehensive income	(76,769.6)	(75,228.6)
Retained earnings	1,425.9	-
Equity attributable to equity holders of Ambev	38,922.5	42,992.5
Non-controlling interests	1,183.1	1,232.2
Total Equity	40,105.6	44,224.7

Total equity and liabilities	63,297.0	69,085.2

First Quarter 2014 Results May 7, 2014 Page 24

CONSOLIDATED STATEMENT OF OPERATIONS	1Q14	1Q13 Reference Base
R$ million

Net sales	9,045.1	7,832.0
Cost of sales	(3,008.3)	(2,697.8)
Gross profit	6,036.8	5,134.2

Sales and marketing expenses	(2,315.4)	(1,993.5)
Administrative expenses	(443.4)	(353.1)
Other operating income/(expenses)	238.3	324.1

Normalized EBIT	3,516.2	3,111.7

Special items	(6.6)	(1.0)

Income from operations (EBIT)	3,509.6	3,110.8

Net finance results	(368.8)	(237.8)
Share of results of associates	7.9	1.7

Profit before income tax	3,148.7	2,874.7

Income tax expense	(551.9)	(501.4)

Profit	2,596.8	2,373.2
Attributable to:
Equity holders of Ambev	2,546.6	1,442.3
Non-controlling interest	50.2	930.9

Nº of basic shares outstanding	15,664.2	9,693.6
Nº of diluted shares outstanding	15,811.0	9,836.5

Basic earnings per share (common)	0.16	0.15
Diluted earnings per share (common)	0.16	0.15

First Quarter 2014 Results May 7, 2014 Page 25

CONSOLIDATED STATEMENT OF CASH FLOWS	1Q14	1Q13 Reference Base

R$ million
Cash Flows from Operating Activities
Profit	2,596.8	2,373.2
Depreciation, amortization and impairment	534.8	512.3
Impairment losses on receivables and inventories	19.6	40.3
Additions/(reversals) in provisions and employee benefits	39.3	48.6
Net finance cost	368.8	237.8
Loss/(gain) on sale of property, plant and equipment and intangible assets	7.8	4.6
Equity-settled share-based payment expense	44.5	42.9
Income tax expense	551.9	501.4
Share of result of associates	(7.9)	(1.7)
Other non-cash items included in the profit	(167.6)	(49.6)
Cash flow from operating activities before changes in working capital and use of provisions	3,988.0	3,710.0
Decrease/(increase) in trade and other receivables	182.5	179.9
Decrease/(increase) in inventories	(335.2)	(451.6)
Increase/(decrease) in trade and other payables	(1,215.2)	(1,677.9)
Cash generated from operations	2,620.0	1,760.4
Interest paid	(262.4)	(158.9)
Interest received	192.7	222.4
Dividends received	13.6	180.4
Income tax paid	(985.9)	(1,068.3)
Cash flow from operating activities	1,578.0	935.9
Proceeds from sale of property, plant, equipment and intangible assets	39.6	7.4
Acquisition of property, plant, equipment and intangible assets	(875.8)	(544.4)
Acquisition of subsidiaries, net of cash acquired	20.2	(62.6)
Investment in short term debt securities and net proceeds/(acquisition) of debt securities	(133.2)	78.8
Net proceeds/(acquisition) of other assets	4.9	(0.0)
Cash flow used in investing activities	(944.4)	(520.8)
Capital increase	1.2	156.3
Share Premium	(1.6)	-
Increase/(decrease) in capital in subsidiaries / non-controlling	-	(4.1)
Proceeds/repurchase of treasury shares	(3.8)	7.7
Proceeds from borrowings	252.7	(306.3)
Repayment of borrowings	(558.8)	(209.6)
Cash net finance costs other than interests	(307.9)	(0.8)
Payment of finance lease liabilities	(0.3)	-
Dividends paid	(3,916.1)	(5,145.3)
Cash flow used in financing activities	(4,534.5)	(5,502.1)
Net increase/(decrease) in cash and cash equivalents	(3,900.8)	(5,087.0)
Cash and cash equivalents less bank overdrafts at beginning of period	11,538.2	9,259.3
Effect of exchange rate fluctuations	(341.7)	(141.1)
Cash and cash equivalents less bank overdrafts at end of period	7,295.7	4,031.1

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 7, 2014

AMBEV S.A.

By:	/s/ Nelson José Jamel
Nelson José Jamel Chief Financial and Investor Relations Officer